July 20, 2020

VIA EDGAR AND EMAIL

Mr. Ryan Sutcliffe

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on the
Registration Statement on Form N-14 of USAA Mutual Funds Trust
(File Nos. 333-239359; 811-07852)

Dear Mr. Sutcliffe and Ms. Hamilton:

On behalf of the USAA Mutual Funds Trust (the "Trust"), set forth below are the comments that were provided by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") on July 7, 2020, and July 17, 2020, concerning the Trust's Registration Statement on Form N-14 ("Registration Statement"), which was filed with the SEC on June 22, 2020. The Registration Statement was filed in connection with the reorganization of the USAA Target Retirement 2020 Fund (the "2020 Fund") with and into the USAA Target Retirement Income Fund (the "Retirement Income Fund") (each, a "Fund" and collectively, the "Funds"). The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

Disclosure Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and provide the Staff via email with a courtesy copy of the correspondence along with a blackline that shows the changes. Please apply comments to one section of the Registration Statement to other sections where applicable.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Registration Statement. Where appropriate, the Trust has applied comments to one section of the Registration Statement to other sections. The Trust will provide the Staff via email with a courtesy copy of this letter along with a blackline that show changes in response to the Staff's comments.

2.Comment: Please ensure that all bracketed and missing information is accurate and complete.

Response: The Trust confirms that all bracketed and missing information is accurate and complete.

3.Comment: The Staff notes that the last sentence in the second paragraph under the sub-section titled "Additional Information Is Available" under the "Introduction" section of the prospectus is not hyperlinked. Please confirm whether this sentence should be hyperlinked and, if so, please correct the hyperlink.

Response: The above-mentioned sentence is not intended to be hyperlinked. Please note that the audited financial statements for each Fund, included in the Annual Reports to Shareholders dated December 31,

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2019, are incorporated by reference (and hyperlinked) into the statement of additional information (the "SAI").

4.Comment: The Staff notes that the last sentence of the sub-section titled "The Proposed Reorganization" under the "Overview" section of the prospectus provides that "the Reorganization is subject to the Funds receiving an opinion from legal counsel to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes." If the tax opinion will be provided after the Reorganization, please disclose that the tax-free nature of the Reorganization is a non-waivable condition of the Reorganization. (See Staff Legal Bulletin No. 19 regarding Legality and Tax Opinions in Registered Offerings).

Response: The registrant has moved the above-mentioned disclosure to the sub-heading "Tax-Free Reorganization" under the header "Overview" and revised as follows:

Tax-Free Reorganization. It is expected that the proposed Reorganization will constitute a tax-free reorganization for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the completion of the Reorganization is subject to the Funds receiving an ~~Funds will receive a favorable~~ opinion from legal counsel to that effect. The tax-free nature of the Reorganization is a non-waivable condition of the Reorganization.

5.Comment: With respect to the "Comparison of Fees and Expenses" section of the prospectus, the Staff notes that, unlike Forms N-1A and N-2, Form N-14 requires that the table show current fees, which should be the most recent fees available.

Response: Item 3(a) of Form N-14 requires that the fee table show "the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed in the appropriate registration statement form under the 1940 Act (for open-end management investment companies, Item 3 of Form N-1A...)." Item 3(d) of Form N-1A requires that the annual fund operating expenses be based "on amounts incurred during the Fund's most recent fiscal year," so long as there have been no changes to expenses that would materially affect the information disclosed in the table. There have been no changes to expenses that would materially affect the information disclosed in the table since the most recent fiscal year end. In addition, Item 3-18 of Regulation S-X provides that, if financial information is 245 days old or more at the time of effectiveness of a registration statement, it must be updated as of a date that is within 245 days. The N-14 will become effective prior to 245 days after the Fund's fiscal year end. For these reasons, the Trust believes that the information disclosed in the "Comparison of Fees and Expenses" section of the prospectus is consistent with Form N-14.

6.Comment: With respect to "Other Expenses" in the "Annual Fund Operating Expenses" table as well as the footnote to the fee table relating to the expense reimbursement arrangement, the Staff notes that the Other Expenses are the same amounts as the expense caps disclosed in the footnote. Please confirm whether the Funds expenses are currently being waived or reimbursed and whether the table should reflect any waivers or reimbursements.

Response: The Funds are currently operating at their respective expense caps and, as such, the Funds' expenses are not currently being waived or reimbursed. A line item in the fee table regarding expense waivers and/or reimburses is not necessary.

7.Comment: The Staff notes that the last two paragraphs under the "Principal Risks" section are largely repetitive. Please consider revising the disclosure.

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Response: The above-mentioned disclosure has been revised as follows:

Any investment involves risk, and there is no assurance that a Fund's objective will be achieved. By itself, a Fund does not constitute a complete investment plan. As you consider an investment in a Fund, you also should take into account your tolerance for the daily fluctuations of the financial markets and whether you can afford to leave your money in the Fund for long periods of time to ride out down periods. As with other mutual funds, losing money is a risk of investing in the Funds.

An investment in the Funds is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. ~~Any investment involves risk, and there is no assurance that the Fund's objective will be achieved. By itself, the Funds do not constitute a complete investment plan. As you consider an investment in the Funds, you also should take into account your tolerance for the daily fluctuations of the financial markets and whether you can afford to leave your money in the Funds for long periods of time to ride out down periods. As with other mutual funds, losing money is a risk of investing in the Funds.~~

8.Comment: With respect to the sub-section titled "Expenses of the Reorganization" under the section titled "Reasons for the Reorganization and Board Approval" under the section titled "Information about the Reorganization," please provide an estimate of the shared expenses of the Reorganization for each Fund based on relative net assets. In addition, the Staff notes that the expenses of the Reorganization are a "key point"; as such, please include this information in the "Key Points about the Reorganization" section at the beginning of the prospectus.

Response: The Trust has made the requested change. The following disclosure has been added to both sections discussed above:

It is estimated that the 2020 Fund and Retirement Income Fund will pay $57,000 and $33,000, respectively.

9.Comment: Under the section titled "Purchases" under "Investing with the Retirement Income Fund" section, please confirm whether the sub-section titled "Share Classes" and the related disclosure are correct.

Response: The above-mentioned sub-section was renamed "Purchasing Shares."

10.Comment: The Staff notes that section 4.2.18 of the Plan of Reorganization provides that, "[i]f the Reorganization is consummated, Target Retirement Income Fund will treat each Shareholder that receives Target Retirement Income Fund Shares in connection with the Reorganization as having made a minimum initial purchase of such shares for the purpose of making additional investments therein, regardless of the value of the shares so received." Consider including similar disclosure under the sub- section titled "Minimum Initial Purchase" under the section titled "Investing with the Retirement Income Fund" (or another relevant section of the prospectus) so that shareholders are aware that, in connection with the Reorganization, they do not have to meet any minimum investment requirements.

Response: The Trust has added the following disclosure under the sub-section titled "Minimum Initial Purchase" under the section titled "Investing with the Retirement Income Fund":

The Retirement Income Fund will treat each shareholder that receives Retirement Income Fund shares in connection with the Reorganization as having made a minimum initial

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purchase of such shares for the purpose of making additional investments therein, regardless of the value of the shares so received.

11.Comment: Please complete the information under the section titled "Principal Shareholders" under the section titled "Additional Information about the Funds" and provide this information sufficiently in advance of the Trust's request for acceleration of effectiveness.

Response: The Trust has completed the above-mentioned disclosure.

12.Comment: Please complete the information in Appendix C and provide this information sufficiently in advance of the Trust's request for acceleration for effectiveness.

Response: The Trust has completed the above-mentioned disclosure.

13.Comment: The Staff notes that the last sentence in "Note 6—Accounting Survivor" under the section titled "Narrative Description of the Pro Forma Effects of the Reorganization" in the SAI provides that "the Acquiring Fund has a lower expense ratio and larger combined assets under management." The Staff notes that the disclosure would also be true if the 2020 Fund was the surviving fund. Consider deleting the above-mentioned disclosure unless there is a reason pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994).

Response: The Trust has revised the above-mentioned disclosure as follows:

The Acquiring Fund has the same investment manager and similar portfolio composition, investment strategies, investment objective, risk profile, and investment policies and restrictions as the Target Fund, and the Acquiring Fund has a lower expense ratio and ~~larger combined assets under management~~.

Accounting Comments

14.Comment: The Staff notes that the Consent of the Independent Registered Public Accounting Firm was not filed as an exhibit to the filing. As such, pursuant to Rule 488, the Registration Statement is not permitted to go automatically effective. Please file a delaying amendment to designate the effective date.

Response: The Trust will file a pre-effective amendment to the Registration Statement to, among other things, file the auditor's consent. The Trust filed a delaying amendment on July 14, 2020, to designate a new effective date.1 The Trust delayed the effective date of the Registration Statement until the Trust files a further amendment that specifically states that the Registration Statement shall thereafter become effective.

15.Comment: The Staff notes that the footnote to Annual Fund Operating Expenses table under the section titled "Comparison of Fees and Expenses" refers to an expense limitation arrangement in place until at least July 31, 2021. However, the Staff also notes that the Funds' prospectuses dated May 1, 2020, provides that the expense limitation arrangements are in place until at least June 30, 2021. Please confirm which date is correct.

1Available here, https://www.sec.gov/Archives/edgar/data/908695/000168386320011903/f6454d1.htm.

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Response: The date in the Registration Statement (i.e., July 31, 2021) is correct. Victory Capital Management Inc. agreed to extend the expense limitation arrangement so that the arrangement is in place for no less than one year from the effective date of the Registration Statement.

16.Comment: Please revise the Capitalization table under the section titled "Comparison of Investment Performance" to show any adjustments to the number of shares outstanding that may result from the reorganization and include a footnote to the table that explains such adjustments.

Response: The Trust has made the requested change.

17.Comment: Please revise the Capitalization table under the section titled "Comparison of Investment Performance" to show any adjustments to net assets of the combined Fund that may result from the reorganization so that an investor can see the effect of the reorganization-related costs.

Response: The Trust has made the requested change.

18.Comment: Please include the Financial Highlights.

Response: The Trust has made the requested change.

19.Comment: Please revise "Note 2—Basis of Pro Forma" under the section titled "Narrative Description of the Pro Forma Effects of the Reorganization" in the SAI to show any adjustments to net assets of the combined Fund that may result from the reorganization. Please also ensure this section is consistent with the disclosure in the Capitalization table.

Response: The Trust has made the requested change.

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If you have any questions with respect to the above responses, please contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

Deputy General Counsel

Victory Capital Management Inc.

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